Exhibit 12.1

Tsakos Energy Navigation Limited

Computation of Ratio of Earnings to Fixed Charges

(United States Dollars in thousands)
	Six months Ended June 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007

Earnings

Income (loss) from continued operations (before noncontrolling interest)	(14,413)	(88,950)	21,035	30,175	203,997	186,560

Add:
Fixed charges	25,631	52,715	54,215	59,877	71,720	83,489

Amortization of capitalized interest	680	1,318	1,560	1,105	932	965

	11,898	(34,917)	76,810	91,157	276,649	271,014

Less:

Interest capitalized	(604)	(2,532)	(2,520)	(2,050)	(4,319)	(8,944)

	11,294	(37,449)	74,290	89,107	272,330	262,070

Fixed Charges

Interest expensed	24,572	49,188	50,531	56,950	65,657	72,204

Interest capitalized	604	2,532	2,520	2,050	4,319	8,944

Amortization of capitalized expenses relating to indebtedness	455	995	1,138	877	944	921

Interest portion of rental expense	0	0	26	0	800	1,420

	25,631	52,715	54,215	59,877	71,720	83,489

Ratio of Earnings to Fixed Charges	0.4x	n/a	1.4x	1.5x	3.8x	3.1x

Dollar amount of the coverage deficiency	n/a	$37,449	n/a	n/a	n/a	n/a